Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2012	2011 (b)
Earnings available to cover fixed charges:
Income before income taxes	$250	$312
Less: Income from equity investees	1	1
	249	311
Plus: Fixed charges	126	134
Amortization of capitalized interest	3	3
Net loss attributable to noncontrolling interest	1	─
Less: Capitalized interest	2	6
Earnings available to cover fixed charges	$377	$442
Fixed charges (a):
Interest	$111	$115
Capitalized interest	2	6
Interest portion of rental expense	13	13
Total fixed charges	$126	$134
Ratio of earnings to fixed charges (b)	2.99x	3.30x

(a)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

(b)
Ratio computation has been amended to exclude costs related to the early extinguishment of debt from interest within total fixed charges. For the three months ended June 30, 2011, the ratio previously reported was 3.11x.

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